

October 18, 2021

Meishuang Huang
Chief Executive Officer
Antelope Enterprise Holdings Ltd
Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone, Jinjiang City
Fujian Province, PRC

> **Re: Antelope Enterprise Holdings Ltd**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed September 27, 2021**
> **File No. 333-258782**

Dear Ms. Huang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2021 letter.

Form F-3/A filed September 27, 2021

Prospectus Summary, page 3

1. We note your response to prior comment 4. Please also discuss the risks and uncertainties that rules and regulations in China can change quickly with little advance notice.

Please contact Sergio Chinos at (202) 551-7844 or Anne Parker at (202) 551-3611 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ralph V. De Martino